================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                               (Amendment No. 32)

                              ---------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

Ordinary Shares of euro 0.55 par value each                         87927W10
       (Title of class of securities)                            (CUSIP number)

                                Dott. Gianni Mion
                             Edizione Holding S.p.A.
                                 Calmaggiore 23
                                  31100 Treviso
                                      Italy
                                 (+39) 0422-5995

                                 With a copy to:

                           Michael S. Immordino, Esq.
                                Latham & Watkins
                                 99 Bishopsgate
                                 London EC2M 3XF
                                     England
                               (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                  June 9, 2006, June 12, 2006 and July 12, 2006
             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                    (Page 1)

----------------------------------------------------------             ----------------------------------------------------
CUSIP No.  87927W10                                        13D
----------------------------------------------------------             ----------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------
1                         NAME OF REPORTING PERSON                        EDIZIONE HOLDING S.p.A.
                          I.R.S. IDENTIFICATION NO.                       Not Applicable
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------ ------------------
2                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                              (a)       [X]
                                                                                                         (b)       [ ]
----------------------    ------------------------------------------------------------------------------ ------------------
3                         SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------
4                         SOURCE OF FUNDS:                                                 WC
----------------------    -------------------------------------------------------------------------------------- ----------
5                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR
                          2(e):                                                                                    [ ]
----------------------    -------------------------------------------------------------------------------------------------
6                         CITIZENSHIP OR PLACE OF ORGANIZATION:                            Italy
---------------------------------------------------------------------------------------------------------------------------
NUMBER OF                 7                      SOLE VOTING POWER:                        30,084,650
SHARES
BENEFICIALLY              -------------------    --------------------------------------------------------------------------
OWNED BY                  8                      SHARED VOTING POWER:                      2,407,345,359
EACH                                                                                       (See Item 5)
REPORTING                 -------------------    --------------------------------------------------------------------------
PERSON WITH               9                      SOLE DISPOSITIVE POWER:                   30,084,650

                          -------------------    --------------------------------------------------------------------------
                          10                     SHARED DISPOSITIVE POWER:                 2,407,345,359
                                                                                           (See Item 5)
----------------------    -------------------------------------------------------------------------------------------------
11                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:         2,437,430,009
----------------------    -------------------------------------------------------------------------------------------------
12                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                   [ ]
----------------------    -------------------------------------------------------------------------------------------------
13                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                               18.22%
                                                                                                            (See Item 5)
----------------------    -------------------------------------------------------------------------------------------------
14                        TYPE OF REPORTING PERSON:                             CO

                                    (Page 2)

---------------------------------------------------------             -----------------------------------------------------
CUSIP No.  87927W10                                       13D
---------------------------------------------------------             -----------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------
1                         NAME OF REPORTING PERSON                     EDIZIONE FINANCE INTERNATIONAL S.A.
                          I.R.S. IDENTIFICATION NO.                    Not Applicable
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------- ---------------------
2                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                          (a)           [X]
                                                                                                     (b)           [ ]
----------------------    -------------------------------------------------------------------------- ---------------------
3                         SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------------------
4                         SOURCE OF FUNDS:                                                 WC
----------------------    ------------------------------------------------------------------------------------------------
5                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR
                          2(e):                                                                                    [ ]
----------------------    ------------------------------------------------------------------------------------------------
6                         CITIZENSHIP OR PLACE OF ORGANIZATION:                            Italy
----------------------    ------------------------------------------------------------------------------------------------
NUMBER OF                 7                      SOLE VOTING POWER:                        0
SHARES
BENEFICIALLY              -------------------    -------------------------------------------------------------------------
OWNED BY                  8                      SHARED VOTING POWER:                      2,407,345,359
EACH                                                                                       (See Item 5)
REPORTING                 -------------------    -------------------------------------------------------------------------
PERSON WITH               9                      SOLE DISPOSITIVE POWER:                   0

                          -------------------    -------------------------------------------------------------------------
                          10                     SHARED DISPOSITIVE POWER:                 2,407,345,359
                                                                                           (See Item 5)
----------------------    ------------------------------------------------------------------------------------------------
11                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:         2,407,345,359
----------------------    ------------------------------------------------------------------------------------------------
12                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                   [ ]
----------------------    ------------------------------------------------------------------------------------------------
13                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                           17.99%
                                                                                                        (See Item 5)
----------------------    ------------------------------------------------------------------------------------------------
14                        TYPE OF REPORTING PERSON:                          CO

                                    (Page 3)

----------------------------------------------------------              --------------------------------------------------
CUSIP No.  87927W10                                        13D
----------------------------------------------------------              --------------------------------------------------

----------------------    ------------------------------------------------------------------------------------------------
1                         NAME OF REPORTING PERSON                       RAGIONE S.a.p.a. DI GILBERTO BENETTON E C.
                          I.R.S. IDENTIFICATION NO.                      Not Applicable
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------------------------
2                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                             (a)        [X]
                                                                                                        (b)        [ ]
----------------------    ------------------------------------------------------------------------------------------------
3                         SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------------------
4                         SOURCE OF FUNDS:                                                 WC
----------------------    ------------------------------------------------------------------------------------------------
5                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR
                          2(e):                                                                                    [ ]
----------------------    ------------------------------------------------------------------------------------------------
6                         CITIZENSHIP OR PLACE OF ORGANIZATION:                            Italy
----------------------    ------------------------------------------------------------------------------------------------
NUMBER OF                 7                      SOLE VOTING POWER:                        30,084,650
SHARES
BENEFICIALLY              ------------------------------------------------------------------------------------------------
OWNED BY                  8                      SHARED VOTING POWER:                      2,407,345,359
EACH                                                                                       (See Item 5)
REPORTING                 ------------------------------------------------------------------------------------------------
PERSON WITH               9                      SOLE DISPOSITIVE POWER:                   30,084,650

                          ------------------------------------------------------------------------------------------------
                          10                     SHARED DISPOSITIVE POWER:                 2,407,345,359
                                                                                           (See Item 5)
----------------------    ------------------------------------------------------------------------------------------------
11                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:         2,437,430,009
----------------------    ------------------------------------------------------------------------------------------------
12                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                   [ ]
----------------------    ------------------------------------------------------------------------------------------------
13                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                            18.22%
                                                                                                         (See Item 5)
----------------------    ------------------------------------------------------------------------------------------------
14                        TYPE OF REPORTING PERSON:                            PN

                                    (Page 4)

      This Amendment No. 32 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D") filed by Edizione Holding S.p.A., a company incorporated under the laws of the Republic of Italy ("Edizione Holding"), Edizione Finance International S.A., a company incorporated in the Duchy of Luxembourg ("Edizione Finance"), and Ragione S.a.p.a. di Gilberto Benetton e C., a partnership organized under the laws of the Republic of Italy ("Ragione") (Edizione Holding, Edizione Finance and Ragione, are collectively referred to herein as the "Edizione Reporting Persons") with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

      This Amendment is being filed by each of the Edizione Reporting Persons. Pirelli, the Purchaser, Edizione Holding, UCI and BCI are members of a group with respect to the Telecom Italia Shares. The Edizione Reporting Persons are making a separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 and are solely responsible for the information contained in this filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of the Purchaser nominated by Pirelli, UCI or BCI has been provided by the nominating person or by such nominee director or officer.

Item 3. Source and Amount of Funds and Other Consideration

      The information contained in Item 6 below is incorporated herein by reference. On July 12, 2006, Edizione Holding and Edizione Finance purchased from Hopa certain shares of Olimpia representing 3.2% of Olimpia's total issued and outstanding share capital (and representing 20% of Hopa's 16% stake in Olimpia) for a purchase price of approximately (euro)124,400,000. Edizione Holding and Edizione Finance obtained the funds for the purchase price from its own available cash resources.

Item 5. Interest in Securities of the Issuer

      The information contained in Item 6 below is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      (a) Reference is made to the Hopa Agreement (as that term is defined in Item 6 of Amendment No. 13 to the Statement on Schedule 13D) and to the information relating thereto reported in Amendment No. 31 to the Statement on
Schedule 13D.

      On May 8, 2006, the Hopa Agreement terminated. As a result of such termination and the purchase of Olimpia shares described in the subsequent paragraph, Hopa is no longer member of a group (together with Edizione Holding, Pirelli, UCI and BCI) with respect to the Telecom Italia Shares.

      On July 12, 2006, Edizione Holding and Edizione Finance purchased 20%, and Pirelli purchased the remaining 80%, of Hopa's 16% stake in Olimpia for an aggregate cash purchase price of approximately (euro)622,000,000. After giving effect to those transactions, the share capital of Olimpia is held by Edizione Finance (together with Edizione Holding), Pirelli, UCI and BCI in the following respective proportions: 20%, 70.46%, 4.77% and 4.77%.

      Also on July 12, 2006, (i) Hopa purchased all of Olimpia's 19.999% stake in Holinvest for a cash purchase price of approximately Euro 86,000,000 and (ii) Olimpia and Holinvest executed a

                                    (Page 5)
letter agreement (the "Holinvest Agreement") which places certain restrictions on Holinvest's ability to acquire or dispose of Telecom Italia Shares for a period of two years. Under the Holinvest Agreement, Holinvest grants to Olimpia a right of first refusal in connection with any proposed transfer by Holinvest of Telecom Italia Shares (i) to the extent that such transfer would result in Holinvest owning less than approximately 65% of the total number of Telecom Italia Shares that it owned as of July 12, 2006 or (ii) if, at the time of such proposed transfer, Holinvest owns less than approximately 65% of the number of Telecom Italia Shares that owned as of July 12, 2005. Also under the Holinvest Agreement, Holinvest (and, for so long as Hopa controls Holinvest, Hopa) is prohibited from acquiring any additional Telecom Italia Shares without the prior consent of Olimpia, provided that (i) Olimpia may not unreasonably withhold such consent with respect to any proposal to acquire up to an additional 1% in aggregate of the total number of issued and outstanding Telecom Italia Shares and (ii) Olimpia's consent is not required in respect of any acquisition by Holinvest of Telecom Italia Shares if, after giving effect to such acquisition, Holinvest's holding of Telecom Italia Shares would not exceed 3.68% of the total number of issued and outstanding Telecom Italia Shares. An English translation of the Holinvest Agreement is filed as Exhibit 76.

      On each of July 4, 2006 and July 12, 2006, Pirelli, Edizione Finance, Edizione Holding and Hopa issued a joint press release concerning the transactions described above in this Item 6. A copy of the July 4, 2006 press release is filed as Exhibit 77 and a copy of the July 12, 2006 press release is filed as Exhibit 78.

      (b) Reference is made to the put and call arrangements described in Item 6 of Amendment No. 31 to the Statement on Schedule 13D. In June 2006, Edizione Holding restructured a portion of the put and call arrangements with respect to Telecom Italia Shares. The following are the aforementioned options extended by Edizione Holding:

            (i) On June 9, 2006, Edizione Holding sold to HSBC a put option with respect to 20,000,000 Telecom Italia Shares. The put option may be exercised by HSBC in whole on December 15, 2006 at euro 2.15 per share. Edizione Holding may require that the relevant option be settled in cash. The form of the letter agreement confirming the principal terms of the option is filed as Exhibit 79.

            (ii) On June 12, 2006, Edizione Holding sold to Banca Akros S.p.A. a put option with respect to 30,000,000 Telecom Italia Shares. The put option may be exercised by Banca Akros S.p.A. in whole on December 15, 2006 at euro 2.145 per share. Edizione Holding may require that the relevant option be settled in cash. The form of the letter agreement confirming the principal terms of the option is filed as Exhibit 80.

Item 7. Material to be Filed as Exhibits

76. Letter Agreement, dated as of July 12, 2006, between Olimpia and Holinvest. (English translation.)

77. Joint Press Release, dated as of July 4, 2006, issued by Pirelli & C., Edizione Finance, Edizione Holding and Hopa.

                                    (Page 6)

78. Joint Press Release, dated as of July 12, 2006, issued by Pirelli & C., Edizione Finance, Edizione Holding and Hopa.

79.   Letter Agreement HSBC.

80.   Letter Agreement Banca Akros.

                                    (Page 7)

      EXHIBIT INDEX

Exhibit No.
-----------

76. Letter Agreement, dated as of July 12, 2006, between Olimpia and Holinvest. (English translation.)

77. Joint Press Release, dated as of July 4, 2006, issued by Pirelli & C., Edizione Finance, Edizione Holding and Hopa.

78. Joint Press Release, dated as of July 12, 2006, issued by Pirelli & C., Edizione Finance, Edizione Holding and Hopa.

79.           Letter Agreement HSBC.

80.           Letter Agreement Banca Akros.

                                    (Page 8)

                                    SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

      Date: August 7, 2006

                                            EDIZIONE HOLDING S.p.A.

                                            By:  /s/ Gianni Mion
                                                 -------------------------------
                                                 Name:   Gianni Mion
                                                 Title:  Chief Executive Officer

                                    (Page 9)

                                    SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

      Date: August 7, 2006

                                            EDIZIONE FINANCE INTERNATIONAL S.A.

                                            By:  /s/ Gustave Stoffel
                                                 -------------------------------
                                                 Name:   Gustave Stoffel
                                                 Title:  Director

                                    (Page 10)

                                    SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

      Date: August 7, 2006

                                            RAGIONE S.a.p.a DI GILBERTO
                                              BENETTON E C.

                                            By:  /s/ Gilberto Benetton
                                                 -------------------------------
                                                 Name:   Gilberto Benetton
                                                 Title:  Chairman

                                    (Page 11)